# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Borealis Foods Inc., CIK 0001852973
CUSIP: 09973D105
Title of class of securities: Common Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 1540 CORNWALL RD. #104, Oakville, Ontario, Ontario Canada (A6), L6J 7W5
Date of event which requires filing of this statement: 04/27/2026
Filed by CIK 0001881259
Persons authorized to receive notices and communications: Kenges Rakishev, 300/26 Dostyk Avenue, Almaty, Kazakstan (1P), 050020, (727) 355-0151

## Reporting persons
- Oxus Capital PTE. LTD. (CIK 0001881259): type of reporting person: other (OO); citizenship or place of organization: Singapore (U0); source of funds: other (OO); sole voting power 13,772,119; shared voting power 0; sole dispositive power 13,772,119; shared dispositive power 0; aggregate amount beneficially owned 13,772,119 (39.09% of the class)
  Comment: (1) Includes 5,302,477 common shares, par value $0.0001 per share ("Common Shares"), of Borealis Foods Inc. (the "Issuer") and 8,469,642 Common Shares underlying private placement warrants (the "Private Warrants") which are each exercisable to purchase a Common Share at $11.50 per share, held directly by Oxus Capital PTE. LTD. ("Oxus Capital") and indirectly beneficially owned by Kenges Rakishev, who is the controlling shareholder of Oxus Capital. As a result, Mr. Rakishev may be deemed to have beneficial ownership of the securities directly held by Oxus Capital. Mr. Rakishev disclaims any beneficial ownership of the shares held by Oxus Capital, except to the extent of his pecuniary interest therein.
  
  The Common Shares issuable to Oxus Capital upon automatic conversion of the Indebtedness pursuant to the Conversion Agreement are not included in the beneficial ownership figures reported herein. As of the date of this Amendment, the actual number of Conversion Shares issuable upon conversion cannot be determined because the conversion price is equal to the volume weighted average closing price of the Common Shares on the Nasdaq Stock Market for the twenty (20) consecutive trading days ending on and including the trading day immediately preceding the Equity Raise Deadline, as reported by Bloomberg L.P., which price has not yet been determined. The Reporting Persons will amend this Schedule 13D as required to reflect the final number of Conversion Shares that will be issued upon conversion following the definitive calculation of the conversion price.
  
  (2) Based on the sum of 21,463,306 Common Shares outstanding, as reported by the Issuer in its Current Report on Form 10-Q filed on November 19, 2025 and 8,469,642 Common Shares underlying the Private Warrants.
- Kenges Rakishev (CIK 0001548375): type of reporting person: individual (IN); citizenship or place of organization: Kazakstan (1P); source of funds: other (OO); sole voting power 13,772,119; shared voting power 0; sole dispositive power 13,772,119; shared dispositive power 0; aggregate amount beneficially owned 13,772,119 (39.09% of the class)
  Comment: (1) Represents 13,772,119 Common Shares of the Issuer and 8,469,642 Common Shares underlying the Private Warrants held directly by Oxus Capital and indirectly beneficially owned by Kenges Rakishev, who is the controlling shareholder of Oxus Capital. As a result, Mr. Rakishev may be deemed to have beneficial ownership of the securities directly held by Oxus Capital. Mr. Rakishev disclaims any beneficial ownership of the shares held by Oxus Capital, except to the extent of his pecuniary interest therein.
  
  The Common Shares issuable to Oxus Capital upon automatic conversion of the Indebtedness pursuant to the Conversion Agreement are not included in the beneficial ownership figures reported herein. As of the date of this Amendment, the actual number of Conversion Shares issuable upon conversion cannot be determined because the conversion price is equal to the volume weighted average closing price of the Common Shares on the Nasdaq Stock Market for the twenty (20) consecutive trading days ending on and including the trading day immediately preceding the Equity Raise Deadline, as reported by Bloomberg L.P., which price has not yet been determined. The Reporting Persons will amend this Schedule 13D as required to reflect the final number of Conversion Shares that will be issued upon conversion following the definitive calculation of the conversion price.
  
  (2) Based on the sum of 21,463,306 Common Shares outstanding, as reported by the Issuer in its Current Report on Form 10-Q filed on November 19, 2025 and 8,469,642 Common Shares underlying the Private Warrants.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.0001 per share
Name of issuer: Borealis Foods Inc.
Address of issuer's principal executive offices: 1540 CORNWALL RD. #104, Oakville, Ontario, Ontario Canada (A6), L6J 7W5
Comment:
EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed by Oxus Capital and Kenges Rakishev (together, the "Reporting Persons") on February 14, 2024 (the "Original Schedule 13D"),with respect to the Common Shares. This Amendment is being filed to report (i) the execution of a Credit Agreement, dated as of April 27, 2026, by and among Palmetto Gourmet Foods, Inc., PGF Real Estate I, Inc., and PGF Real Estate II, Inc. (together, the "Borrowers"), Borealis Foods Inc., Borealis IP Inc., and Palmetto Gourmet Foods (Canada) Inc., as guarantors (collectively, the "Guarantors"), and Oxus Capital as lender (the "Credit Agreement"), and (ii) the execution of a Conversion Agreement, dated as of April 27, 2026, by and among the Borrowers, the Guarantors, Oxus Capital, Z Ventures Inc. ("Z Ventures") and Zagros Alpine Capital ("Zagros" and such agreement, the "Conversion Agreement"), pursuant to which, under the conditions described herein, the Indebtedness (as defined below) owed to Oxus Capital will automatically convert into Common Shares of the Issuer.

Except as specifically amended hereby, all information set forth in the Original Schedule 13D remains unchanged and is incorporated herein by reference. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

The Reporting Persons are filing this Amendment solely on their own behalf. The Reporting Persons expressly disclaim beneficial ownership over any Common Shares that may be deemed to be beneficially owned by reason of the Reporting Persons being party to such Conversion Agreement.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

Pursuant to the Credit Agreement, Oxus Capital has agreed to extend credit to the Borrowers in the aggregate principal amount of up to $17 million. The source of funds for the credit extension is working capital of Oxus Capital derived from capital contributions from its members.

Separately, Oxus Capital has advanced funds to the Borrowers from time to time in the aggregate amount of approximately $11.1 million as of April 27, 2026 (the "Indebtedness"), as set forth in the Conversion Agreement. The Indebtedness represents amounts previously advanced by Oxus Capital to the Borrowers and does not include the Obligations (as defined in the Credit Agreement).

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

Credit Agreement

On April 27, 2026, Oxus Capital entered into the Credit Agreement with the Borrowers and the Guarantors. The Credit Agreement provides for a credit facility in the aggregate principal amount of up to $17 million and is intended to provide working capital support to the Borrowers. The Credit Agreement contains customary covenants and events of default.

Conversion Agreement

On April 27, 2026, Oxus Capital, together with Z Ventures and Zargos (together with Oxus Capital, the "Shareholders"), entered into the Conversion Agreement with the Company and the Guarantors.
Pursuant to the Conversion Agreement, on or before July 1, 2026 (the "Equity Raise Deadline"), if the Company has not consummated one or more equity financings resulting in gross proceeds of at least $70,000,000 at a per share price of $9.00 per share (the "Required Equity Financing"), then, automatically and without further action by the parties, the entire amount of the Indebtedness owed to each Shareholder will convert into shares of the Company (the "Automatic Conversion"). The obligations arising under the Credit Agreement are expressly excluded from the Indebtedness subject to the Automatic Conversion.

The conversion price is equal to Fair Market Value (as defined in the Conversion Agreement). The exact number of Common Shares issuable upon the Automatic Conversion cannot be determined as of the date of this filing because the Fair Market Value has not yet been determined.

The right to acquire Common Shares upon conversion of the Indebtedness represents a plan or proposal relating to the acquisition of additional securities of the Issuer within the meaning of Item 4 of Schedule 13D. The Reporting Persons entered into the Conversion Agreement in connection with a broader financing arrangement and as part of their ongoing investment in and support of the Issuer's business operations.

Subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Schedule 13D is hereby amended and supplemented as follows:

Calculation of the percentage of Common Shares beneficially owned is based on 21,463,306 Common Shares outstanding, as reported by the Issuer in its Current Report on Form 10-Q filed on November 19, 2025, and taking into account the Common Shares underlying the warrants beneficially owned by the Reporting Persons, as applicable.

Oxus Capital is the record holder of 5,302,477 Common Shares and 8,469,642 Private Warrants. Mr. Rakishev is the controlling shareholder of Oxus Capital and has voting and investment discretion with respect to the securities held of record by Oxus Capital.

The Common Shares issuable to Oxus Capital upon automatic conversion of the Indebtedness pursuant to the Conversion Agreement are not included in the beneficial ownership figures reported herein. As of the date of this Amendment, the actual number of Conversion Shares issuable upon conversion cannot be determined because the conversion price is equal to the volume weighted average closing price of the Common Shares on the Nasdaq Stock Market for the twenty (20) consecutive trading days ending on and including the trading day immediately preceding the Equity Raise Deadline, as reported by Bloomberg L.P., which price has not yet been determined. The Reporting Persons will amend this Schedule 13D as required to reflect the final number of Conversion Shares that will be issued upon conversion following the definitive calculation of the conversion price.

Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose: The aggregate number and percentage of Common Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment and are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in Item 3 of this Amendment, none of the Reporting Persons has effected any transaction in securities of the Issuer in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows. The information set forth in Items 3 and 4 of this Amendment is incorporated herein by reference.

Credit Agreement

On April 27, 2026, Oxus Capital entered into the Credit Agreement with the Company and the Guarantors. The Credit Agreement provides for a credit facility in the aggregate principal amount of up to $17 million. The Credit Agreement contains customary representations, warranties, covenants, and events of default. Oxus Capital, as lender, has the right to declare an Event of Default under the Credit Agreement and, upon the occurrence and continuance of such an Event of Default, to exercise the remedies available to it thereunder, including termination of the Conversion Agreement.

The foregoing description of the Credit Agreement is not complete and is qualified in its entirety by reference to the Credit Agreement, a copy of which is filed as Exhibit D to this Amendment and incorporated herein by reference.

Conversion Agreement

On April 27, 2026, the Shareholders entered into the Conversion Agreement with the Company and the Guarantors. The material terms of the Conversion Agreement are as follows:

If the Company does not consummate the Required Equity Financing of at least $70,000,000 at $9.00 per share on or before the Equity Raise Deadline, the entire Indebtedness owed to each Shareholder will automatically convert into shares of the Company without further action by the parties.

The conversion price is equal to Fair Market Value.

The number of shares issued to each Shareholder upon the Automatic Conversion equals the quotient of (i) such Shareholder's aggregate Indebtedness divided by (ii) Fair Market Value, subject to customary adjustments for share splits, dividends, combinations, reorganizations, and similar events.

The Conversion Agreement may be terminated prior to the Equity Raise Deadline: (i) by mutual written consent of the parties; (ii) by Oxus Capital, upon the occurrence and continuance of an Event of Default under the Credit Agreement; or (iii) by the Shareholders, upon a material misrepresentation or material breach of warranty by the Company.

The Obligations arising under the Credit Agreement are expressly excluded from the Indebtedness subject to the Automatic Conversion.

The foregoing description of the Conversion Agreement is not complete and is qualified in its entirety by reference to the Conversion Agreement, a copy of which is filed as Exhibit E to this Amendment and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended and supplemented to add the following exhibits:

Exhibit D - Credit Agreement, dated as of April 27, 2026, by and among Palmetto Gourmet Foods, Inc., PGF Real Estate I, Inc., PGF Real Estate II, Inc., the Guarantors, and Oxus Capital PTE. LTD. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 1, 2026).

Exhibit E - Conversion Agreement, dated as of April 27, 2026, by and among Palmetto Gourmet Foods, Inc., PGF Real Estate I, Inc., PGF Real Estate II, Inc., the Guarantors, Oxus Capital PTE. LTD., Reza Soltanzadeh, and Barthelemy Helg (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 1, 2026).

## Signatures
- Oxus Capital PTE. LTD.: /s/ Pavel Mynzhanov, Authorized Signatory, Pavel Mynzhanov (05/29/2026)
- Kenges Rakishev: /s/ Kenges Rakishev, Kenges Rakishev (05/29/2026)